EMERA INCORPORATED
5151 Terminal Road

Halifax NS Canada

B3J 1A1
Telephone: (902) 450-0507

December 5, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:

Emera Incorporated, EUSHI Finance, Inc. and Emera US Holdings Inc.
Registration Statement on Form F-10 and Form S-4

Filed November 27, 2024
Form F-10 Registration File No. 333-283517 and Form S-4 Registration File Nos. 333-283516 and 333-383516-01

Dear Sir/Madam:

Pursuant to Rule 467(b) and Rule 461 under the Securities Act of 1933, as amended, (i) Emera Incorporated hereby respectfully requests effectiveness of the above-captioned Registration Statement on Form F-10 at 3:00 p.m., Eastern Time, on December 9, 2024 or as soon thereafter as practicable and (ii) EUSHI Finance, Inc. and Emera US Holdings Inc. (collectively with Emera Incorporated, the “Registrants”) hereby respectfully request effectiveness of the above-captioned Registration Statement on Form S-4 at 3:00 p.m., Eastern Time, on December 9, 2024 or as soon thereafter as practicable. The notification of clearance for the prospectus included in the Registration Statement from the Nova Scotia Securities Commission is attached hereto as Exhibit A.

The Registrants request to be notified of such effectiveness by a telephone call to Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658.

Very truly yours, Emera Incorporated

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Corporate Secretary

EUSHI Finance, Inc.

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Corporate Secretary

Emera US Holdings Inc.

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Secretary

Exhibit A

Securities Commission	Suite 400, Duke Tower 5251 Duke St., P. O. Box 458 Halifax, NS B3J 2P8

NOTIFICATION OF CLEARANCE

Re: Emera Incorporated – SEDAR+ filing no. 6211475

In accordance with section 4.3 of Companion Policy 71-101CP to National Instrument 71-101 The Multijurisdictional Disclosure System, a Notification of Clearance is hereby issued in respect of the registration statement on Form F-10 of Emera Incorporated dated November 27, 2024, relating to the offering by EUSHI Finance, Inc. to exchange new US$500,000,000 7.625% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the New Notes), which have been registered under the Securities Act of 1933, as amended, for the currently outstanding US$500,000,000 7.625% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the Old Notes). The Old Notes are, and the New Notes will be, fully and unconditionally guaranteed by Emera Incorporated, a Nova Scotia company, and Emera US Holdings Inc., a Delaware corporation, on a joint, several and subordinated basis, subject to customary release provisions as set forth in the indenture dated June 18, 2024, between EUSHI Finance, Inc., Emera Incorporated, Emera US Holdings Inc. and Equiniti Trust Company, LLC, as supplemented by a first supplemental indenture dated June 18, 2024.

DATED at Halifax this 28th day of November 2024.

“Abel Lazarus”

_______________________

Abel Lazarus

Director, Corporate Finance

Bus: 902-424-7768 • Fax: 902-424-4625 • nssc.novascotia.ca